UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

08031819

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 29 2008
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-23936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The GMS Group LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The GMS Group, LLC

****

Statement of Financial Condition

December 31, 2007

****

The GMS Group, LLC
(A Wholly Owned Subsidiary of GMS Group Holdings Corp.)
Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 542,625
Securities owned at fair value	71,112,839
Interest receivable	1,071,636
Notes receivable	329,866
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $910,685	431,359
Due from member and affiliated company	64,365
Employee loans and advances	103,253
Prepaid expenses	400,918
Other assets	1,180,769
Total assets	$ 75,237,630
Liabilities and Member's Equity	
Liabilities	
Payable to clearing broker	$ 39,681,539
Securities sold, not yet purchased, at fair value	4,117,539
Accrued compensation	3,567,323
Accounts payable and other liabilities	926,883
Total liabilities	48,293,284
Commitments and Contingencies	
Member's equity	26,944,346
Total liabilities and member's equity	$ 75,237,630

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

The GMS Group, LLC (the "Company") is a wholly owned subsidiary of GMS Group Holdings Corp. ("Holdings"). The Company is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), specializing primarily in buying, selling and underwriting municipal securities.

The Company clears all of its securities transactions through Pershing LLC, a BNY Securities Group Company, (the "Clearing Broker") on a fully-disclosed basis. The payable to the Clearing Broker primarily represents amounts due in connection with the financing of proprietary positions. The Clearing Broker is the primary source of short-term financing for the Company, which is collateralized by the securities inventory of the Company. The securities inventory is held and may be pledged by the Clearing Broker. The Company is responsible for payment of certain customer account debit balances, as defined in the clearance agreement.

The Company transacts its business with customers located throughout the United States of America.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Owned
Securities owned and securities sold, not yet purchased are recorded on a trade date basis and are carried at fair value, or at amounts that approximate fair value as determined by management.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line basis over the estimated useful lives of the related assets which range from five to seven years. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the improvements.

Income Taxes

The Company is organized as a limited liability company and has elected to be disregarded as a separate entity for U.S. income tax purposes. Accordingly, no provision for federal income taxes was required in the Company financial statements for the year ended December 31, 2007. State income taxes are reported for states that do not recognize limited liability status and accordingly, a provision for state income taxes is reflected in the Company's financial statements.

3. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2007, securities owned and securities sold, not yet purchased consist of trading securities at fair value as follows:

	Owned	Sold, not yet purchased
State and municipal obligations	$ 64,908,793	$ 109,431
U.S. Government obligations	769,309	2,097,966
Corporate stocks	431,260	-
Corporate and other debt	5,003,477	1,910,142
	$ 71,112,839	$ 4,117,539

4. Property and Equipment, Net

Property and equipment consists of the following:

Furniture	$ 251,614
Equipment	881,230
Leasehold improvements	209,200
	1,342,044
Accumulated depreciation and amortization	(910,685)
	$ 431,359

5. Notes Receivable

The Company provides financing to selected projects based on signed agreements. These notes receivable bear annual interest at rates ranging from 5% to 11%, and have various maturity dates. One of these notes, which is in the amount of $24,125 is with a related party. At December 31, 2007, interest accrued on these notes amounted to $8,003 and is included in notes receivable.

The notes mature in each of the next five years as follows:

Year Ending December 31,	Amount
2010	$ 24,125
2011	305,741
	$ 329,866

6. Related Party Transactions

The Company makes non-interest bearing advances to employees. At December 31, 2007, the Company had $103,253 of loans and advances to employees.

The Company advanced funds to the Company's sole member amounting to $4,365 at December 31, 2006. The balance due from the Company's sole member is non-interest bearing and due on demand.

The Company advanced loans to an affiliated company in the amount of $60,000. The loan is non-interest bearing and payable on demand.

The Company provides loans to certain employees who meet certain sales thresholds. The loans are due one year from date of issuance and are forgiven on the due date if the employee is currently employed by the Company, or if the employee has become disabled or has died.

7. Commitments and Contingencies

Litigation and Regulatory Matters

In the ordinary course of business, the Company (a) has been named as defendant or co-defendant in a number of lawsuits, including arbitration proceedings, some of which involve claims for damages in substantial or unspecified amounts and (b) are the subject of certain regulatory inquiries. Although the ultimate outcome of the foregoing lawsuits, arbitrations, and regulatory inquiries cannot be predicted with certainty, in the opinion of management, based on information provided by both in-house and outside legal counsel, the outcome of these matters are not expected to have a material adverse effect on the Company's financial condition.

Leases

The Company occupies office space and uses equipment under various noncancelable operating leases some of which are subject to escalation charges based on increases in real estate taxes and other operating expenses and expire at various dates through 2016. Future annual minimum rental payments due are as follows:

Year Ending December 31,	Amount
2008	$ 1,199,863
2009	684,801
2010	340,184
2011	348,140
2012	357,367
Thereafter	796,649
	$ 3,727,004

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital at the greater of $250,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2007, the Company had net capital of $18,574,777, which exceeded its required net capital of $299,259 by $18,275,518. At December 31, 2007, the Company had aggregate indebtedness of $4,488,895. The ratio of aggregate indebtedness to net capital was 0.24 to 1.

9. Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure About Fair Value of Financial Instruments," requires disclosures about the fair values of financial instruments for which it is practical to estimate fair value. Fair value is defined in SFAS No. 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments and/or their variable interest rates. Estimates of fair value are based on relevant market information and information about such financial instruments.

10. Defined Contribution Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company matches certain employee contributions up to 50% of the first 10% of the employee's salary deferral contributed to the plan.

11. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These financial instruments include securities sold, not yet purchased, which represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating a liability to purchase the financial instruments in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation may exceed the amount recognized in the accompanying statement of financial condition.

The Company's trading activities include the purchase and sale of commodities futures and option contracts. These transactions are executed at another broker and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash.

12. Subsequent Event

During January 2008, the Company made forgivable loans to employees amounting to approximately $1,272,000.

The Company's Statement of Financial Condition as of December 31, 2007 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditors' Report

To the Members
The GMS Group, LLC

We have audited the accompanying statement of financial condition of The GMS Group, LLC (the "Company") as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The GMS Group, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 20, 2008

END